Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: SOMPO JAPAN INSURANCE INC.

Subject Company: SOMPO JAPAN INSURANCE INC. (SEC File No. 132-02678)

[Translation]

Note: This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Local code: 8755

December 15, 2009

Notice to Shareholders

Sompo Japan Insurance Inc.

1-26-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

Masatoshi Sato, President

Partial Addition to Shareholders’ Meeting Reference Materials for

“Notice of Calling of the Extraordinary Shareholders’ Meeting”

Thank you all for your continued patronage.

We proposed our holding of the Extraordinary Shareholders’ Meeting in the “Notice of Calling of the Extraordinary Shareholders’ Meeting” dispatched on December 1, 2009. In consideration of further substantial information disclosure to our shareholders, we decided to partially add certain description to the Shareholders’ Meeting Reference Materials and notify you as follows. The Extraordinary Shareholders’ Meeting will be held on December 22, 2009 (Tuesday) at 10 a.m., as scheduled. We ask for your understanding regarding the above matter.

Description

1.	Partial Addition to the Shareholders’ Meeting Reference Materials for the “Notice of Calling of the Extraordinary Shareholders’ Meeting”

We added reference information to “6. Contents of events materially affecting the assets of the Company which have occurred on the part of the Company since the end of the latest business year” in “Proposal No. 1 Approval of Share Exchange Plan (kyodo-kabushiki-iten-keikaku) of the Company and NIPPONKOA Insurance Company, Limited” (Page 15 of the “Notice of Calling of the Extraordinary Shareholders’ Meeting”), as described in the exhibit, from the perspective of further substantial information disclosure to our shareholders.

2.	Matters concerning exercise of voting rights at the Extraordinary Shareholders’ Meeting

With respect to the Voting Form sent to you, since there is no amendment to the proposals to be submitted, there has been no amendment to the contents of the Voting Form, so please use the Voting Form as it is. In addition, if you have already exercised voting rights and hope to change the content of the votes, please exercise your voting rights again through either method described below:

(1)	Exercising voting rights via the Internet:

Please access http://www.it-soukai.com/ or https://daiko.mizuho-tb.co.jp/ and exercise your voting rights again by 5 p.m. on December 21, 2009 (Monday).

(If duplicate votes are exercised by using both the Internet and the Voting Form described in (2) below, the vote cast using the Internet shall be treated as the effective vote.)

[Translation]

(2)	Exercising voting rights via a new Voting Form:

If you contact the following address, we will send a new Voting Form in exchange for the original Voting Form returned to us, and you may exercise your voting rights again so that the Voting Form is received by us by 5 p.m. on December 21, 2009 (Monday).

[Further Inquiries]

Securities & Custody Business Department, Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-288-324

(Reception hours: 9:00-17:00 except Saturdays, Sundays and public holidays, Toll Free)

[End of Document]

[Translation]

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) have jointly filed a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 contains a prospectus and other documents. The Form F-4 has been declared effective and the prospectus contained in the Form F-4 has been mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of SOMPO JAPAN are urged to read the Form F-4, the prospectus and other documents that have been and may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

SOMPO JAPAN INSURANCE INC.

26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku

Tokyo, Japan 160-8338

Investor Relations Office

Corporate Planning Department

Shinichi Hara

Tel: 81-3-3349-3913

E-mail: SHara1@sompo-japan.co.jp

URL: http://www.sompo-japan.co.jp

[Further Inquiries Concerning This Matter]

1st Group, General Affairs Department, Sompo Japan Insurance Inc.

Telephone: 03-3349-3686

(Reception hours: 9:00-17:00 except Saturdays, Sundays and public holidays)

[Translation]

(Exhibit)

Comparison of Description Before and After Addition

(Added parts have been underlined.)

Before addition	After addition
6. Contents of events materially affecting the assets of the Company which have occurred on the part of the Company since the end of the latest business year Not applicable

6. Contents of events materially affecting the assets of the Company which have occurred on the part of the Company since the end of the latest business year

Not applicable

[Reference Information]

I.       Issuance of SOMPO JAPAN INSURANCE INC. The 1st Series of Unsecured Interest Deferrable and Early Redeemable Subordinated Bonds

As we announced publicly on May 20, 2009, the Company issued SOMPO JAPAN INSURANCE INC. The 1st Series of Unsecured Interest Deferrable and Early Redeemable Subordinated Bonds (the “Bonds”) on May 27, 2009 pursuant to the resolution of the board of directors of the Company held on May 20, 2009.

1.      Aggregate Amount of the Bonds

128,000 million yen

2.      Issue Price

100 yen per 100 yen of the principal amount of each Bond

3.      Date of Payment and Date of Issuance

May 27, 2009

4.      Rate of Interest

(1) With respect to any interest payment date falling on or before May 27, 2014:

A fixed interest rate

[Translation]

Before addition	After addition

(2) With respect to any interest payment date falling on or after May 28, 2014:

A floating interest rate (on or before May 27, 2019, a floating interest rate obtained by adding the spread at the time of pricing (the “Initial Spread”) plus the step-up interest of 0.20% to the Six-Month Yen LIBOR, and on and after May 28, 2019, a floating interest rate obtained by adding the Initial Spread plus the step-up interest of 1.00% to the Six-Month Yen LIBOR).

5.      Redemption Date

May 27, 2069 (60 years after the Date of Issuance); provided, however, that on each interest payment date on or after May 27, 2014, the Company may, at its option, redeem all or some of the principal of the Bonds, subject to prior approval of the regulatory authority. In the case where the Company suffers a significant tax disadvantage with respect to the tax treatment of the Bonds, which cannot be avoided by the Company’s reasonable endeavors, where one or more rating agents decide to treat the Bonds as having a lower equity credit than the equity credit of the Bonds on the date of the issuance thereof and a public announcement to that effect has been made or a written notice to that effect has been given to the Company or where the Company determines after consultation with the regulatory authority that there is more than an insubstantial risk that the Bonds will not be counted as a liability-type capital raising method etc. under the solvency margin regulations, the Company may, at its option, redeem all, but not some only, of the principal of the Bonds, subject to prior approval of the regulatory authority.

6.      Security/guarantee

Not applicable.

[Translation]

Before addition	After addition

7.      Use of Proceeds

The purpose is to strengthen the financial ground of the Company by reinforcing its capital in effect.

8.      Other Material Covenants

(1)    Replacement Restrictions

It is the Company’s intention not to redeem (excluding the redemption on the Maturity Date) or repurchase the Bonds, except to the extent that the Company has raised funds through issuance or otherwise of common stock of the Company or any securities or debt which have been approved by the rating agents as having equity credit equal to or higher than that of the Bonds within the period of 6 months preceding (and including) the date of redemption or repurchase of the Bonds.

(2)    Interest Payment Restrictions

(i)     Optional suspension of interest payment

The Company may, at its option, defer the payment of all or part of the interest on each Bond that would have been payable (such deferral is hereinafter referred to as an “Optional Suspension,” any amount of interest so deferred and not paid due to an Optional Suspension is hereinafter referred to as an “Optional Deferred Payment Amount,” and any interest payment date on which such interest would have become due if the relevant Optional Suspension had not occurred is hereinafter referred to as an “Optional Deferred Interest Payment Date”). In addition, any interest so deferred shall be accumulated.

[Translation]

Before addition	After addition

(ii)     Making efforts to satisfy the Optional Deferred Payment Amount The Company intends, to the extent commercially practicable as defined in the terms and conditions of the Bonds, to make reasonable endeavors to pay the Optional Deferred Payment Amount in respect of an Optional Deferred Interest Payment Date as well as the interest accrued thereon on the interest payment date falling 5 years after the relevant Optional Deferred Interest Payment Date.

(iii)    Mandatory Payment of the Optional Deferred Payment Amount Notwithstanding the above, in the case where the Company makes payment of dividends from surplus on shares of the Company (including common stock of the Company) that are substantially subordinated to the Bonds or where the Company acquires such shares of the Company (excluding the case where it is obligated to purchase such shares in accordance with laws or regulations) or where dividends from surplus or interest are paid with respect to (a) preferred stock of the Company ranking most senior in respect of dividends from surplus or (b) securities or debts which rank substantially pari passu with the Bonds, the Company shall make reasonable endeavors, to the extent commercially practicable as defined in the terms and conditions of the Bonds, to pay all Optional Deferred Payment Amount as well as interest accrued in respect thereof on a designated due date.

[Translation]

Before addition	After addition

(iv)    Limitation of Payment Resources of the Optional Deferred Payment Amount

In the case where the Company pays the Optional Deferred Payment Amount as well as interest accrued in respect thereof, such amount shall be satisfied by applying the net proceeds (which are subject to certain limitation set forth in the terms and conditions of the Bonds) that the Company raised during the 6-month period up to the date of the repayment through issuance or otherwise of common stock of the Company or any securities or debt which have been approved by the rating agents as having equity credit equivalent to or higher than that of the Bonds, and shall not be satisfied by any sources other than such net proceeds.

(3)     Subordination Clause

In liquidation proceedings, bankruptcy proceedings, corporate reorganization proceedings or civil rehabilitation proceedings of the Company or any proceedings that are equivalent thereto in accordance with laws other than Japanese law, the bondholders of the Bonds shall have the claim against the Company subordinated to senior debt and only to the extent that the Bonds are treated as substantially pari passu with preferred stock of the Company ranking most senior in respect to the right to receive dividends from surplus.

[Translation]

Before addition	After addition

9.      Method of Issuance

Private placement in Japan solely for qualified institutional investors (tekikaku kikan toshika gentei)

II.     Acquisition of Shares of Marítima Seguros S.A.

As we announced publicly on May 20, 2009, and July 27, 2009, the Company passed a resolution at the meeting of the Board of Directors, held on March 20, 2009, to acquire 50% of the common shares of Marítima Seguros S.A. (the “Target Company”) through the Company’s consolidated subsidiary, Yasuda Seguros S.A., upon agreement with the Target Company and the Target Company’s principal shareholders. The outline of the Target Company, the purpose of the acquisition of the shares and other information are as follows:

1.      Outline of the Target Company.

Company Name:

Marítima Seguros S.A.

Head Office:

Sao Paolo City, State of Sao Paolo, Brazil

Business:

Property and casualty insurance business

Net Premiums Written (Consolidated):

1,031 million real (44,076 million yen)(for the year ended December, 31 2008)

Total Asset (Consolidated):

1,038 million real (44,368 million yen)(as of December 31, 2008)

2.      Purpose of Acquisition of Shares.

The Company is aiming to expand its business in Brazil by acquiring the shares of the Target Company, which has strong sales channels in the Brazilian insurance market which is expected to continue its growth.

[Translation]

Before addition	After addition

3.      Timing of Share Acquisition.

Yasuda Seguros S.A. acquired 50% of total issued common shares and 70% of total issued non-voting preferred shares of the Target Company on July 24, 2009. Prior to the acquisitions, the Company subscribed for shares of Yasuda Seguros S.A. in its third-party allotment in the amount of 349 million real (16,509 million yen).

4.      Acquisition Price of Shares.

Yasuda Seguros S.A. acquired the common shares and the preferred shares of the Target Company, as described above in 3, in the amount of 328 million real (15,537 million yen).

(Note)

The yen amounts described in parentheses are converted at the exchange rate (i) as of the end of March 2009 (1 real = 42.72 yen) with respect to 1. above, and (ii) as of the day of remittance to Brazil (1 real = 47.30 yen) with respect to 3. and 4. above.